                    [ClearCommerce Corporation letterhead]


                               November 6, 2000



VIA FACSIMILE & EDGAR
---------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4-5
Washington, D.C. 20549
ATTN: Jennifer Bowes

     Re:  CLEARCOMMERCE CORPORATION (THE "COMPANY") REQUEST
          FOR WITHDRAWAL OF THE COMPANY'S REGISTRATION
          STATEMENT ON FORM S-1 (FILE 333-31878).

Dear Ms. Bowes:

     The Company hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-31878) pursuant to Rule 477 of the Securities Act of 1933. In light of unfavorable market conditions, the Company has determined at this time not to effect an initial public offering of its securities pursuant to the Registration Statement. The Company represents that no offers or sales of the Company's securities have been made pursuant to the Registration Statement.

     Thank you for your assistance.

                                                Sincerely,

                                                CLEARCOMMERCE CORPORATION


                                                BY: /s/ MICHAEL S. GRAJEDA
                                                    ----------------------------
                                                Michael S. Grajeda
                                                Vice President, Chief Financial
                                                Officer and Secretary


cc:  Robert Lynch
     Dana Fallon
     Paul E. Hurdlow
     Matthew Russell

               [LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI]




                                November 7, 2000


VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 4-5
Washington, D.C. 20549
ATTN: Jennifer Bowes

     Re:  CLEARCOMMERCE CORPORATION (THE "COMPANY") REQUEST
          FOR WITHDRAWAL OF THE COMPANY'S REGISTRATION
          STATEMENT ON FORM S-1 (FILE NO. 333-31878).

Dear Ms. Bowes:

     Attached is the Company's request for withdrawal of its Registration Statement on Form S-1 (File No. 333-31878) pursuant to Rule 477 of the Securities Act of 1933.

     I would appreciate receiving notice of the Securities and Exchange Commission's grant of such withdrawal. Please call me at (512) 338-5432 if you have any questions or comments.


                                       Sincerely,

                                       WILSON SONSINI GOODRICH & ROSATI
                                       Professional Corporation


                                       /s/ DAVID BOWMAN
                                       -----------------------------------
                                       David Bowman


cc:  Michael S. Grajeda
     Paul E. Hurdlow
     Matthew Russell

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